Janeane Ferrari Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4209 Main 212.407.4000 jferrari@loeb.com

Via Edgar

December 7, 2022

Matthew Derby
Sandra Hunter-Berkheimer
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted September 30, 2022
CIK: 0001934924

Dear Mr. Derby and Ms. Hunter-Berkheimer:

On behalf of our client, Tesseract Collective, Inc., a Delaware corporation (the “Company” or “Tesseract”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 9, 2022 (the “Comment Letter”) regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

Contemporaneously, the Company is submitting via EDGAR Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s responses. All page references in the responses set forth below refer to the page numbers in Amendment No. 2.  Any capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amended Draft Offering Statement submitted on September 30, 2022

General

1.
Refer to your response to comment 6. Please clarify whether CODA NFTs and Digital Rendition NFTs sold by the Company will have the same royalty features, and whether collaborators or licensors will have a continuing interest in the CODA NFTs sold.

RESPONSE: The Company has updated the disclosure on pages 3 and 61 of Amendment No. 2 in response to the Staff’s comment.

2.
We note your response to comment 3 regarding your intent to close on investments on a “rolling” or “continuous” basis. Please provide more detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold closings and what rights subscribers may have after remitting payment, but prior to a closing. In addition, please revise to specify whether sales will be commenced within two days of qualification.

RESPONSE: The Company has updated the disclosure on the cover page and page 101 of Amendment No. 2 in response to the Staff’s comment. The Company will commence the sale of the shares of Common Stock as of the date on which the Offering Statement is declared qualified by the Commission. There is no minimum offering amount and the Company anticipates undertaking closings on a monthly basis without qualifications for such closings until such time as the maximum offering amount is reached. Prior to a closing, investor’s funds will be held in escrow and such investor will not have any rights as a shareholder of the Company, including the right to receive distributions and vote the shares. Funds held in escrow are not refundable and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company and investors will become shareholders of the Company with the same rights as other holders of the Company’s common stock.

3.
Refer to your response to comment 1. Please address the following:

• Please explain in greater detail what the NFT conveys to the holder. In this regard, it appears that the company retains the underlying IP rights but it is not clear what the NFT conveys other than a non-exclusive link to download the image.
• Please clarify what rights the holder and any subsequent holder of an NFT has with respect to the downloaded image, including how many times it can be downloaded, how can the image be used, and whether the link be transferred. In this regard, disclosure indicates that the holder should download a copy of the image in case the link or underlying image are lost or damaged somehow. However, it is not clear what that means for subsequent holders of the NFT. Once downloaded, can a subsequent holder also download the image and what happens to the link/images downloaded by an initial/prior holder? It is not clear whether there is a limit on the transfer or use of the digital image once downloaded.
• Please clarify what happens with respect to a digital image if the underlying license terminates? In this regard, what happens to the NFT itself and what rights does the holder or any subsequent holder of an NFT still have with respect to the digital image, including any that have been downloaded?
• There does not appear to be any restriction on the company’s ability to leverage the underlying IP rights in any manner it chooses, including minting additional crypto assets based on that underlying IP. While disclosure indicates that the company does not intend to mint additional NFTs it is not clear whether there is anything preventing it from doing so. Please clarify.
• We note that the company retains the underlying IP rights and that it is not clear whether and to what extent the company could leverage such rights in ways to increase the value of the NFTs. Any such increase would benefit the company and the NFT holder given the ongoing royalty stream from secondary sales. Please revise your legal analysis to address whether and to what extent increases in the value of the NFT could be attributed to the efforts of the company.

RESPONSE: The Company has updated the disclosure on pages 1, 59, and 79-80 of Amendment No. 2 in response to the Staff’s comment. In addition, with respect to the last bullet of the Staff’s comment, the Company advises that it is correct that the buyer of an NFT of the Company (a “Company NFT”, “our NFT”, or “Company’s NFT”) will own the NFT only, and such buyer will not own any of the underlying intellectual property of the artwork encoded in the digital file. The Company does not intend to leverage such intellectual property to increase the value of Company NFTs. The Company does intend to use the underlying intellectual property of the artwork as encoded in the digital file to secure licensing contracts with third-party licensees in such categories to include apparel, fashion accessories, travel goods, home goods and housewares, amongst others. Revenues from such third-party licensees will be in the form of contracted royalty payments from merchandise manufactured and sold by the licensees utilizing the imagery under specific license from the Company to the licensee for the approved use of the intellectual property embodied in the Company NFT. Such royalty revenues are for the benefit of the intellectual property rights holder only, the Company, and will not be shared with non-owner(s) of the intellectual property of the artwork underlying the Company NFT. The owner of the Company NFT is one such non-owner. Any effect on the value of Company NFTs stemming from these activities, would only be incidental and, could either increase the value or decrease the value of the Company’s NFTs; further, such change in value would only provide an incidental benefit to the Company, pursuant to the Company’s resale royalty feature, if such change in value prompted a holder of a Company NFT to resell such NFT in the secondary market.

These two specific features to the Company NFTs, that (i) they contain a royalty feature, and that (ii) the Company retains the underlying intellectual property, are both common in the art and collectibles industries, as well as similar industries, such as entertainment and music. As noted in our prior response letter dated September 30, 2022, to the SEC’s comment letter dated August 17, 2022 (the “Prior Response Letter”), (i) it is common in the NFT industry, as well as in the music and entertainment industry, and broader creative community, that there be a royalty feature (for example, where a musician would receive a payment every time his or her record is streamed online or sampled by other musicians) and, (ii) similar to the physical art industry, where, upon the sale of the physical art to a collector, such collector receives ownership of the physical art while the creator retains the copyright to such physical artwork, at least for a certain period of time, and the creator can sell or license such copyright, the sale of a Company NFT will not convey copyrights or evidence ownership of copyrights, and the Company will retain the underlying intellectual property of the artwork.. Because the Company intends to mint only a single edition from each of its CODA and/or Digital Rendition NFTs, ownership of Company NFT(s) allows its buyer to say that s/he is the singular owner of the original NFT copy of the digital file, in the same way one might own the original copy of the master digital file of a music recording from which other copies are then reproduced. Thus, “pride of ownership” as the single “owner” of the digital file, which is encoded on the blockchain for all the world to witness, is a principal attribute conferred by ownership of a Company NFT. Aside from pride of ownership, ownership of the Company’s NFTs entitles the buyer to sell that NFT if and when he/she chooses, and to receive the proceeds of such a sale, subject to the deduction of our smart contract royalty payment. There are no limitations on the number of times an NFT can be resold. Such rights to sell are similarly transferred to subsequent buyers of the Company’s NFTs should they be resold by their then owners. Thus, while the seller (i.e., the previous owner) may have a copy of the digital file stored on his/her storage device, ownership of the digital file encoded by the NFT is transferred from seller to buyer—and the seller, while in possession of the digital file, is no longer the owner of the digital file (and the blockchain will evidence that such seller is no longer the owner).

The Company believes that any objective future market value of a Company NFT is primarily based on market forces and not on the continued development of a business by the Company, or, as the Staff has implied above, increases in the value of the NFT that could be attributed to the efforts of the Company due to it leveraging the underlying intellectual property rights. Many digital assets in recent years have been sold specifically to finance promoters’ efforts at building a new system or service or based on the expectation that the promoters will support the project after the sale. For example, as discussed in the Prior Response Letter, the DAO, a “Decentralized Autonomous Organization,” “was created by Slock.it and Slock.it’s co-founders, with the objective of operating as a for-profit entity that would create and hold a corpus of assets through the sale of DAO tokens to investors, which assets would then be used to fund projects.’”[1] The SEC found that the organization of the DAO indicated that investors’ profits, realized from appreciation in the value of DAO tokens, were to be derived from the significant managerial efforts of the DAO’s creators, Slock.it and Slock.it’s co-founders.[2] In the case of the Company, any appreciation in value stemming from the Company’s leveraging of its retained intellectual property rights would be incidental to the Company’s direct use of the IP for its own benefit. Further, the Company will only benefit from such appreciation in value if the holder of the Company NFT sells such NFT. Finally, it is not part of the Company’s business plan to conduct any of its activities to appreciate the value of Company NFTs. And, unlike the DAO token, the holder of a Company NFT should have no expectation of profit based on such activities, and any profits received by a reseller of a Company NFT would not be “predominantly upon the entrepreneurial or managerial efforts of”[3] the Company.

As discussed in our Prior Response Letter, the Company will not promote Company NFTs as an investment, nor will it promise, or exert any effort to increase the value of Company NFTs after completing the sale to collectors. The Company’s management’s skill and expertise will have no impact on the future value of each Company NFT after its date of sale, and the Company and its management will make no representations as to such skill and expertise. The price of a Company NFT, as sold by the Company, will be determined at the time of sale. The Company will not give Company NFT collectors the impression that they can reasonably expect capital appreciation of Company NFTs or to derive profits from Company NFTs as a result of the future efforts of the creator of the Art, Company, or any third party. Further, the Company will not create or support a secondary market for Company NFTs, and there is no active or imminent secondary trading market currently for the Company NFTs. Any secondary market upon which the Company NFTs may trade in the future would be created and facilitated by an independent third party. The Company will undertake no efforts to support ongoing demand for a Company NFT after it is sold, or act in any “promoter” capacity.

1 SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) at 1 (the “DAO Report”).
2 Id. at 7-8, 13.
3 SEC v. W. J. Howey Co., 328 U.S. 301 (1946) (the test established therein, the “Howey test”).

Finally, the analysis above must be conducted with a view to the “Howey test” as a whole. A Company NFT is not a security simply because it can increase in value. Even if some collectors purchase Company NFTs to speculate on potential increases in value, the Company NFTs would still not be a security if it has real consumptive uses and its value is based on the supply and demand for such consumptive use, rather than representing a speculative investment in the Company’s potential leveraging of the underlying intellectual property rights that may cause an increase in the value of the related Company NFT.

In conclusion, given the fact that (i) the Company intends to leverage the retained intellectual property to secure licensing contracts with third-party licensees in such categories to include apparel, fashion accessories, travel goods, home goods and housewares, amongst others, to derive revenues from such third-party licensees in the form of contracted royalty payments, and not to affect the value of Company NFTs, in an attempt to potentially increase the Company’s potential for additional revenue pursuant to the resale royalty feature, and further, (ii) any effect of such activities of the Company on the value of Company NFTs would be incidental, both an increase or decrease in value, the Company does not think it is a fair characterization that increases in value stemming from the Company’s leveraging of retained intellectual property could be directly attributed to efforts off the Company. Further, any increase would only benefit a Company NFT holder, and, correspondingly the Company, if such holder sells the Company NFT, which, again, is not the intent for such Company NFTs, which are being sold as collectibles. Finally, given the totality of the analysis under the Howey test, to the extent any Company NFT increases in value, we believe it would be based on outside market forces, not necessarily on the activities of the Company related to its use of the underlying intellectual property.

Summary
Commercialization Plan and Timeline, page 9

4.
We note your revised disclosure here and on page 73 that you intend to recruit a cohort of micro-influencers and that you intend to pay your recruited community of microinfluencers to help in the development, promotion, and sales of your NFTs. We also note that you intend to use some of the proceeds from the offering to support the research of, and engage, your micro-influencer community. Please revise your disclosure to clarify how much you intend to compensate each micro-influencer, or how you will determine the amount of compensation, and whether you have a budget for micro-influencer expenses.

RESPONSE: The Company has updated the disclosure on pages 9 and 75 -76 of Amendment No. 2 in response to the Staff’s comment. The amount budgeted to pay our community of microinfluencers from the use of proceeds will be determined and disclosed upon determining a price range for the offering prior to qualification of the Offering Circular.

Risk Factors
We face legal risks associated with non-fungible tokens or NFTs, page 27

5.
Refer to your response to comment 11. Please clarify whether your customers will have any recourse in the event that the host of the digital artworks is unable to maintain operation or if the link becomes broken or corrupted.

RESPONSE: The Company has updated the disclosure on page 28 of Amendment No. 2 in response to the Staff’s comment.

A particular NFTs or digital assets status as a “security”...,, page 37

6.
We note your disclosure that you have adopted policies and procedures to analyze whether the NFTs you intend to produce and sell could be deemed to be a “security” under applicable laws and that you have concluded, consistent with your internal policies and procedures, that your NFTs are not “securities.” Under an appropriately captioned heading, please describe the policies and procedures that you have adopted for this analysis.

RESPONSE: The Company has updated the disclosure on pages 82-85 of Amendment No. 2 in response to the Staff’s comment.

7.
We note the disclosure in the last full paragraph on page 36 regarding your policies and procedures for determining the characterization of NFTs. Please revise to state that your determinations are not binding on any regulator or court.

RESPONSE: The Company has updated the disclosure on page 38 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Reporting and Results of Operations, page 53

8.
Refer to your response to comment 16. Please address the following:

• We note that you anticipate costs for NFT creation to be minimal. Please tell us and revise to disclose how you will account for any costs associated with your artwork after creation, specifically related to the costs of maintaining and storing of your art, both if held, and after sale or other distribution.
• We note your net loss is entirely comprised of your general and administrative expense for 2021. Please disaggregate the $2,504 of general and administrative expense for the period from November 29, 2021, to December 31, 2021, which you disclose on page 53, between the accounting and legal services and expenses associated with obtaining licenses. Describe in more detail the nature of these expenses.
• Tell us and revise to disclose if you intend to purchase any already created NFTs. If true, please disclose if your costs for these purchased NFTs will be accounted for differently than your created digital assets, and how you will classify each type of digital asset.
• We note disclosure throughout your filing that you plan to create two classes of NFTs: Digital Rendition NFTs, and CODA. We further note that CODA NFTs include a third-party Collaborator. Revise to disclose whether there are differences in your accounting for each type of NFT and disclose how you considered the thirdparty Collaborator’s role/responsibilities when determining the Company has custody and control of the NFTs prior to sale to the customer.
• We note your disclosure on page 3 that “...high fees associated with incorporating digital art itself into an NFT...” Please revise your general and administrative expense disclosure to discuss these anticipated high fees and how, if at all, they impact your NFT costs now and in the future.
• For each revised disclosure of accounting, please also revise disclosure in your significant accounting policies footnote, as warranted.

RESPONSE: The Company has updated the disclosure on pages 27, 54 , 55, 60, 78 and F-20 to F-21 of Amendment No. 2 in response to the Staff’s comment.

Our Business, page 57

9.	Refer to your response to comment 19. Please revise to clarify whether you currently hold any crypto assets and disclose the total value of the crypto assets held.

RESPONSE: The Company has updated the disclosure on page 79 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements - Statement of Cash Flows, page F-7

10.	Refer to your response to comment 25. Please revise financing activity for proceeds from common stock subscriptions of $80,054 to clarify its related party affiliation.

RESPONSE: The Company has updated the disclosure on page F-23 of Amendment No. 2 in response to the Staff’s comment.

Note 2. Significant Accounting Policies, page F-8

11.
Refer to your response to comment 34.
• Revise your Digital Assets accounting policy for art based NFTs initially when created and digitized, and in subsequent periods as sold to:
o Describe the technology underlying the NFTs and how it works; and
o Explain how the technology serves to provide you both control and the benefit of an asset when NFTs are created and digitized, and in subsequent periods as sold.
• Revise your Revenue Recognition policy to provide additional details supporting your determination that you have custody and control of the NFTs prior to sale to the customer. For example, provide specific details concerning custody and any other obligations prior to the “primary sale.”

RESPONSE: The Company has updated the accounting policies in Note 2 to the financial statements on pages F-20 to F-21 in response to the Staff’s comment.

12.
Refer to your response to comment 35 and your revisions on pages 74 to 76 discussing your process, platforms, acceptable forms of payments for NFTs purchased, responsibilities and NFT resales. Please tell us and revise your current proposed disclosure regarding your accounting for digital assets to include your accounting related to digitizing your artwork, minting your NFTs, and include any differences in accounting for created digital files between CODA and Digital Renditions.

RESPONSE: The Company has included additional disclosures in Note 2 to the financial statements on page F-20 and F-21 of Amendment No. 2 related to the significant accounting policies for digitizing the art and minting the NFTs. Although the digital files are sourced differently, there are no differences in accounting between CODA and Digital Rendition NFTs. Please see also the revised disclosure in response to Comment 11.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari
Janeane Ferrari
Partner, Loeb & Loeb LLP